BioHarvest Reports Second Quarter 2026 Financial Results and Provides Business Update

-Secured first ever CDMO Manufacturing Agreement supporting planned 20-ton commercial production program over two years for rare botanical fragrance, that BioHarvest expects to drive profitable growth trajectory for CDMO business

-Reports $8.8 million in Q2 revenue, up 3.8% from Q2 2025

Vancouver, British Columbia and Rehovot, Israel - August 11, 2026 - BioHarvest Sciences Inc. (Nasdaq: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced results from the second quarter and six months of 2026.

Dr. Zaki Rakib, Chief Executive Officer of BioHarvest, stated, “We are extremely pleased to have signed a manufacturing agreement this morning with our UAE-based fragrance customer that secures commitment to produce a fragrance ingredient that is widely regarded as one of the most valuable fragrance raw materials in the world. This is another milestone that validates the versatility and commercial potential of our Botanical Synthesis technology as a horizontal platform, broadly applicable to high-value, high-margin industries and serves as a model for attractive future economics for our business. With additional agreements like these, we are confident that we can expand our future royalty and manufacturing revenue opportunities through our CDMO model.”

Dr. Rakib continued, “BioHarvest is transitioning from proving the breadth of our Botanical Synthesis technology across multiple industries to selectively converting our highest-value opportunities into recurring manufacturing revenue, royalties and sustainable profitability. Today’s 20-ton manufacturing agreement is exactly that conversion - a rare premium fragrance compound, produced at a scale nature cannot supply, under a recurring manufacturing model. On the consumer side, VINIA remains a stable, growing business, and we have made a deliberate choice this quarter to prioritize gross margin and cash discipline over top-line growth purchased at rising acquisition costs. That capital is being redirected into manufacturing capacity - the same capacity that underpins agreements like today’s, and provides headroom for future scale of VINIA . Our growth will increasingly be driven by multiple high-value plant-based compounds alongside a consumer business we intend to grow profitably.”

Second Quarter and 2026 Financial Results Highlights

All figures stated in this news release are in U.S. dollars unless stated otherwise.

•Total revenues for the three months ended June 30, 2026 were $8.8 million, an increase of 3.8% year-over-year, with three-month gross margins of 58% of revenue compared to 59% for the same period last year.

•Total Operating loss for the three months ended June 30, 2026 was $2.5 million compared to $1.8 million for the same period last year. Of this amount, operating loss for the CDMO services business for the three months ended June 30, 2026 was $1.5 million compared to $0.9 million for the same period last year, and operating loss for the D2C products business for the three months ended June 30, 2026 was $1 million compared to $0.9 million for the same period last year.

•Net loss for the three months ended June 30, 2026 was $3.7 million compared to $4.1 million for the same period last year.

•Adjusted EBITDA loss (a non-IFRS measure) totaled $1.6 million, compared to $1.2 million for the same period last year. The second quarter adjusted EBITDA losses of the CDMO Services and Products divisions are $0.9 million and $0.7 million respectively, as compared to $0.8 million and $0.4 million for the same period last year.

Second Quarter and Recent Operational Highlights

•In August, BioHarvest secured the CDMO division’s first manufacturing and supply agreement. This exclusive agreement secures the scaled production of a rare, high-value, plant-based fragrance ingredient as part of an extension of multi-stage development program with an existing UAE-based customer.

The rare source plant is endangered due to overharvesting and habitat loss, and this particular scent is widely regarded as one of the most valuable fragrance raw materials in the world, with premium grades commanding prices exceeding tens of thousands of U.S. dollars per kilogram and demand growing across the Middle East, Asia, and Western luxury perfume markets.

Following the successful completion of Stage 1 development in March 2026, Stage 2 was initiated in May, with an expected 6-9 months to completion. Today’s announced manufacturing and supply agreement will secure CDMO support of an anticipated 20 tons of fragrance composition production. BioHarvest anticipates that limited production of this ingredient could begin as early as the first half of 2027.

•In July, BioHarvest was awarded a $1.4M Grant from the Israel Innovation Authority (IIA). This grant will focus on transforming the early-stage R&D pipeline through predictive AI and supports existing initiatives to scale the manufacturing facility by integrating industrial automation and machine learning on the factory floor.

•In May, BioHarvest advanced its saffron development program to Stage 2 with a contract valued at $1.125 million. In partnership with SaffronTech, this program targets a sustainable solution for the production of saffron, one of the world’s most valuable and health-promoting botanicals which often commands prices ranging from approximately $3,000 to $10,000 per kilogram. In addition to future commercial manufacturing royalties, BioHarvest also holds a 25% ownership position in saffron composition.

•Also in May, Tate & Lyle PLC and BioHarvest announced an expansion on their joint sweetener development program to now include multiple plant-based sweetener molecules. The expanded collaboration builds on the initial agreement signed in late 2024 and reflects strong technical progress to date, as well as Tate & Lyle’s ambition to equip food and beverage manufacturers with a flexible toolkit of sweetening solutions that can be tailored to different formulation needs.

Conferences

BioHarvest presented at the San Diego BIO International Conference June 22-25, 2026, joined by newly appointed VP Business Development Nedira Salzman-Frenkel. This quarter, BioHarvest is also presenting at two major upcoming investor conferences- Canaccord Growth Conference August 11-13, and the H.C. Wainwright 28th Annual Global Investment Conference September 14-16, 2026.

VINIA-Branded Wellness Products

The VINIA D2C business remained stable in the second quarter, with approximately 95,000 active customers at the end of July and revenue growth in Q2, 2026 of 2% year-over-year and 2% versus the first quarter of 2026.

With health and wellness media costs on Meta increased by double-digit levels over the period, the Company chose to prioritize gross margin and cash discipline over top-line growth purchased at rising acquisition costs, directing capital instead toward the manufacturing capacity build-out that underpins today’s agreement and provides headroom for VINIA as it scales.

Three commercial levers are in play for the second half of this year. In June, the Company implemented its first pricing change since entering the U.S. in May 2021 - up to 20% for new subscription customers from their second order, with the introductory first-order offer maintained. No material impact on conversion or retention has been observed, and the change is expected to be accretive to gross profit, though revised guidance assumes a conservative new-customer ramp. The Company is also executing a substantial shift in brand messaging designed to improve conversion rates and achieve lower costs of acquisition, and launching VINIA Daily Chews, a format expected to further improve conversion rates amongst our younger audience as well as deepen consumption and retention across customers.

Dr. Rakib added, “We are putting a stronger offer, stronger creative and a broader product range into market before we scale spend behind them - sequencing that costs us revenue this year and earns us margin next year. Every dollar not spent on rising media costs is funding manufacturing capacity and the momentum across our CDMO programs, which is why we are managing the balance sheet with the same discipline we apply to the P&L. With approximately 95,000 active customers and continued growth, we are making that trade from a position of strength rather than necessity.”

Second Quarter 2026 Financial Results Summary

All figures stated in this news release are in U.S. dollars unless stated otherwise.

Revenues for the three months ended June 30, 2026 were $8.8 million, an increase of 3.8% year-over-year, from $8.5 million.

Cost of revenue was $3.7 million compared to $3.4 million for the same period last year.

Gross profit for the three months ended June 30, 2026 was $5.1 million, or 58% of total revenue, compared to $5.1 million, or 59% of total revenue, for the same period last year.

Sales and marketing expenses totaled $4.4 million for the three months ended June 30, 2026, compared to $4 million for the same period last year.

Research and Development expenses totaled $1.7 million for the three month period ended June 30, 2026, compared to $1.4 million for the same period last year.

General and administrative expenses totaled $1.5 million for the three months ended June 30, 2026, compared to $1.6 million for the same period last year, or 17% of revenues, as compared to 19% for the same period last year.

Total operating expenses for the three months ended June 30, 2026 were $7.6 million, compared to $6.9 million for the same period last year. The increase is driven by technology development expenditures within the CDMO Services Business Unit, as well as investing in the new marketing strategy of the Products business unit.

Net loss for the three months ended June 30, 2026 totaled $3.7 million, or $0.17 per basic and diluted share, as compared to a net loss of $4.1 million, or $0.24 per basic and diluted share, for the same period last year.

Adjusted EBITDA loss (a non-IFRS measure) totaled $1.6 million, compared to $1.2 million for the same period last year. Under the two-lens approach, the second quarter adjusted EBITDA losses of the CDMO Services and Products divisions are $0.9 million and $0.7 million respectively, as compared to $0.8 million and $0.4 million for the same period last year.

Cash and cash equivalents, together with bank deposits as of June 30, 2026, totaled $16.25 million, compared to $3.7 million as of June 30, 2025.

Full-Year 2026 Guidance Revised

BioHarvest stated that the CDMO business is tightening its expected revenue range from $4-$6 million to $4-$5 million, and is anticipating significantly reducing full-year EBITDA loss from $4m-$5 million to $1.5m - $2.5 million.

Full-year guidance for the VINIA D2C business is revised from $38-$42 million to $33-$35 million, reflecting a reallocation of spend toward its manufacturing capacity build-out and investments in the CDMO business. Accordingly, the DTC business is now forecasting an expected EBITDA loss of $1.5m- 2.5 million compared to previous guidance of a gain of $.5m - $2 million.

Collectively, consolidated EBITDA losses are expected to be in the range of $3m-$5 million, as compared to the previous expected loss of $3m-$4 million.

Second Quarter 2026 Earnings Call Information

Date: Tuesday, August 11, 2026

Time: 8:00 a.m. Eastern Time

Webcast: https://events.q4inc.com/attendee/553034064

The Q2 2026 Financial Results conference call webcast will be broadcast live, and attendees are encouraged to register via the webcast link at least 10 minutes prior to the call to ensure participation.

A recording of the webcast will be available for replay on the Company’s website within the Investor Relations/Events & Presentations section.

Use of Non-IFRS Financial Measures

This press release includes the following non-IFRS measure - Adjusted EBITDA, which is not a measure of financial performance under IFRS and should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA represents operating profit (loss) before interest, taxes, depreciation and amortization adjusted for stock-based compensation and fair value adjustment of convertible loan and or warrants, issuance of warrants as well as exchange rate impacts. The company believes this non-IFRS measure, when considered together with the corresponding IFRS measures, provides useful information to investors and management regarding financial and business trends relating to the company’s results of operations. However, this non-IFRS measure has significant limitations in that it does not reflect all the costs and other items associated with the operation of the company’s business as determined in accordance with IFRS. In addition, the company’s non-IFRS measures may be calculated differently and are therefore not comparable to similar measures by other companies. Therefore, investors should consider non-IFRS measures in addition to, and not as a substitute for, or superior to, measures of financial performance in accordance with IFRS. A reconciliation of Adjusted EBITDA to net income, its corresponding IFRS measure, is shown below.

IFRS OPERATING LOSS TO ADJUSTED EBITDA RECONCILIATION

Unaudited In USD thousands For the three months period ended June 30,
	2026			2025
	CDMO Services	Products	Total	CDMO Services	Products	Total
Operating (Loss)	(1,487)	(1,020)	(2,507)	(1,119)	(696)	(1,815)
Depreciation and Amortization	416	76	492	284	123	407
Share Based Payment	176	280	456	31	153	184
Adjusted EBITDA (Non-IFRS)	(894)	(665)	(1,559)*	(804)	(420)	(1,224)(*)

(*) The Adjusted EBITDA figures for the three months ended June 30, 2025, as previously reported, included finance expenses of $31 thousands. These have been excluded from the restated comparative figures presented herein in order to align with the current period’s methodology and to ensure comparability between periods. Management believes this presentation more accurately reflects the Company’s underlying operational performance

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Commercial manufacturing and delivery of the fragrance compound is contingent on the composition under development meeting specific sensory parameters. There is no guarantee that the final product will be suitable for commercial purposes and that the Agreement will generate revenue. Successful commercialization of this fragrance compound, or of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured.. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Financial Position

USD dollars in thousands

	Note	As of June 30,	As of December 31,
		2026	2025
Assets
Current assets
Cash and cash equivalents		$ 15,211	$ 23,025
Bank deposits		1,012	-
Trade accounts receivable		2,897	1,981
Other accounts receivable		1,281	935
Inventory		5,779	4,559
Total current assets		26,180	30,500

Non-current assets
Restricted cash		463	433
Property, plant and equipment, net		8,945	8,326
Right-of-use assets, net		8,981	8,406
Total non-current assets		18,389	17,165
Total assets		$ 44,569	$ 47,665

Liabilities
Current liabilities
Trade accounts payable		$ 2,747	$ 2,627
Other accounts payable		3,290	2,173
Deferred revenue		415	492
Lease liabilities		1,758	1,405
Loans	3	2,662	149
Liability for Agricultural Research Organization	6	457	452
Accrued liabilities		347	386
Total current liabilities		11,676	7,684

Non-current liabilities
Lease liabilities		11,275	10,130
Loans	3	-	2,420
Liability for Agricultural Research Organization	6	1,854	1,983
Total non-current liabilities		13,129	14,533

Shareholders’ equity
Share capital and contributed surplus	4	133,673	133,001
Accumulated deficit		(113,909)	(107,553)
Total Shareholders’ equity		19,764	25,448

Total liabilities and shareholders’ equity		$ 44,569	$ 47,665

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss

USD in thousands, except per share data

	Three Months Ended June 30,	Six Months Ended June 30,
	2026	2025	2026	2025
Revenues	$ 8,837	$ 8,515	$ 17,344	$ 16,375
Cost of revenues	(3,755)	(3,429)	(7,225)	(6,694)
Gross profit	5,082	5,086	10,119	9,681

Operating expenses
Research and development	(1,664)	(1,337)	(3,058)	(2,582)
Sales and marketing	(4,380)	(3,987)	(8,506)	(7,668)
General and administrative	(1,545)	(1,577)	(2,896)	(2,965)
Total operating expenses	(7,589)	(6,901)	(14,460)	(13,215)

Operating loss	(2,507)	(1,815)	(4,341)	(3,534)
Finance income	97	-	211	-
Finance expenses	(1,253)	(2,226)	(2,128)	(2,807)
Net loss before tax	(3,663)	(4,041)	(6,258)	(6,341)
Taxes on income	(52)	(39)	(98)	(77)
Net loss and comprehensive loss	(3,715)	$ (4,080)	(6,356)	$ (6,418)

Basic and diluted loss per share	(0.17)	(0.24)	(0.28)	(0.37)
Weighted average number of shares outstanding	22,667,842	17,328,348	22,667,605	17,328,347

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

USD in thousands, except per share data

	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity
Balance, December 31, 2024	17,327,716	$ 97,748	$ (96,418)	$ 1,330
Share‑based compensation expense	-	316	-	316
Issuance of shares upon vesting of RSUs	5,714	-	-	-
Modification of warrants (extension of expiration date)	-	549	-	549
Comprehensive loss for the period	-	-	(6,418)	(6,418)
Balance, June 30, 2025	17,333,430	$ 98,613	$ (102,836)	$ (4,223)

	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity
Balance, December 31, 2025	22,666,842	$ 133,001	$ (107,553)	$ 25,448
Share‑based compensation expense	-	672	-	672
Issuance of shares upon vesting of RSUs	1,000	-	-	-
Comprehensive loss for the period	-	-	(6,356)	(6,356)
Balance, June 30, 2026	22,667,842	$ 133,673	(113,909)	$ 19,764

BioHarvest Sciences Inc. and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

USD in thousands

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$ (6,356)	$ (6,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	920	806
Interest over Liability for Agricultural Research Organization	111	139
Finance expense (income), net	1,595	1,920
Share based compensation	672	316
Adjustments for changes in working capital:
Change in Trade accounts receivable	(916)	(498)
Change in Other accounts receivable	(361)	(163)
Change in Inventory	(1,220)	(472)
Changes in Trade accounts payable, Other accounts payable and Accrued liabilities	1,462	1,402
Changes in deferred revenue	(77)	85
Net cash used in operating activities	(4,170)	(2,883)

Cash flow from investing activities:
Purchase of property and equipment	(1,161)	(1,276)
Deposit of restricted cash for bank guarantee, net of drawing	-	4
Deposits placed in short-term bank deposits	(1,000)	-
Net cash used in investing activities	(2,161)	(1,272)

Cash flow from financing activities
Repayments of lease liabilities	(1,052)	(477)
Repayments of loans (principal and interest)	(198)	-
Repayment of royalties’ liability to the Agricultural Research Organization	(215)	-
Proceeds from loans	-	5,985
Payments of finder fees	(50)	-
Net cash (used in) provided by financing activities	(1,515)	5,508

Exchange rate differences on cash and cash equivalents	32	(16)
Increase (decrease) in cash and cash equivalents	(7,846)	1,353
Cash and cash equivalents at the beginning of the period	23,025	2,390
Cash and cash equivalents at the end of the period	$ 15,211	$ 3,727

Supplemental disclosure of significant non-cash transactions:
Recognition of right-of-use assets and lease liabilities	199	399

Supplemental disclosure of cash flow information:
Taxes paid	-	-
Interest paid on loans	48	201